

Mail Stop 7010   February 22, 2008

Mark Drake
Chief Executive Officer
Southwest Iowa Renewable Energy, LLC
2101 42nd Avenue
Council Bluffs, Iowa 51501

> **Re: Southwest Iowa Renewable Energy, LLC**
> **Registration Statement on Form 10**
> **Filed January 28, 2008**
> **File No. 000-53041**

Dear Mr. Drake:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Comments regarding your confidential treatment request will be sent under separate cover.

2. Please provide updated financial statements and related disclosures as required by Rule 3-12(a) of Regulation S-X. You may update your financial statements by either amending your registration statement or by filing Form 10-Q.

Form 10 Cover Page

3. Please identify whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company, as defined in Rule12b-2 of the Exchange Act.

Business, page 1

General, page 1

4. Please disclose in this section and the Risk Factors that you have received a going concern opinion from your auditors.

Risk Factors, page 16

5. Please delete the first sentence of the first paragraph and the last paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Management's Discussion and Analysis, page 32

6. Please revise your document to include a discussion of your results of operations as required by Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 32

7. Given your auditor's substantial doubt about your ability to continue as a going concern, please revise your filing to provide a discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), *Uncertainty About an Entity's Continued Existence*. Specifically, tell us and disclose how you intend on sustaining your operations over the next year should your lenders not fund the credit facility.

Recent Developments, page 33

8. Please supplementally tell us and update your recent developments section to reflect the current status of your funding under the credit facility.

Contractual Obligations, page 39

9. Your table of contractual obligations indicates a $31 million long-term debt obligation in years 1-3. Please advise or revise your table as this appears to be a typographical error.

Independent Directors and Officers, page 43

    10. For Ted Bauer, please disclose the year in which he became an officer of the company under the column entitled "Term of Office and Length of Time Served."

Compensation of Executive Officers, page 45

    11. Please disclose the material terms of the executive officers' employment agreements.

Certain Relationships and Related Transactions, and Director Independence, page 47

    12. We note the transaction by which Bunge purchased the Series B Units from the company. Please disclose the date and dollar value of this transaction. See Item 404(a)(3) of Regulation S-K.

    13. Please disclose what you mean by "vice versa" at the end of the last paragraph on page 47.

    14. We note the agreement on page 48 that imposes restrictions on Bunge's use and possible disposition of its grain elevator. Please disclose the value of this transaction to the company and whether Bunge received any consideration for this agreement. See Item 404(a)(3) and Item 404(a)(4) of Regulation S-K.

    15. We note the transaction on page 48 by which ICM purchased the Series C Units from the company. Please disclose the date and dollar value of this transaction. See Item 404(a)(3) of Regulation S-K.

    16. Please state the names of the promoters, the nature and amount of anything of value received by each promoter from the company, and the nature and amount of any assets, services or other consideration therefore received by the company. If any assets were acquired by the company from a promoter, please provide the information required by Item 404(c)(ii) of Regulation S-K.

Description of Registrant's Securities to be Registered, page 50

    17. Please describe how potential future profits and cash distributions are allocated among the different unit series.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Daniel Peterson, Esq.
        Blackwell Sanders LLP
        720 Olive Street
        Suite 2400
        St. Louis, MO 63101